SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934

Information to be included in

Statements filed pursuant to

Rules 13d-1(a) and

Amendments thereto filed

Pursuant to 13d-2(a)

Zamba Corporation

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

98888 1108

(CUSIP Number)

Joseph B. Costello
2880 Lakeside Drive, Suite 250

Santa Clara, CA 95054

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98888 1108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joseph Ball Costello

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,057,819

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 7,057,819

	10.	Shared Dispositive Power 0

11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,057,819 (includes 1,176,471 shares that may issued upon exercise of warrants received in connection with a purchase of Common Stock directly from the Company on June 29, 2001, at an exercise price of $1.0625 per share; 313,252 shares that may issued upon exercise of warrants received in connection with a purchase of Common Stock directly from the Company on January 31, 2002, at an exercise price of $0.599 per share; and 552,000 shares that may be issued within 60 days of filing this schedule upon exercise of options granted to Mr. Costello during his tenure on the Board of Directors of the Company, at various exercise prices).

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (9) 17.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Security and Issuer

The title and class of equity securities to which this schedule relates is the common stock, par value $ .01 per share (the “Common Stock”), of Zamba Corporation (“Zamba”), a Delaware corporation with its principal executive offices at 3033 Excelsior Blvd., Suite 200, Minneapolis, MN 55416.

Item 2.	Identity and Background
(a)

Joseph B. Costello, an individual resident of the State of California, owns 5,016,096 shares of Common Stock, which were purchased for an aggregate purchase price of approximately $5,700,000; has the right to receive 1,176,471 shares that may issued upon exercise of warrants received in connection with a purchase by Mr. Costello of Common Stock directly from the Company on June 29, 2001; 313,252 shares that may issued upon exercise of warrants received in connection with a purchase by Mr. Costello of Common Stock directly from the Company on January 31, 2002; and 552,000 shares that may be issued within 60 days of filing this schedule upon exercise of options granted to Mr. Costello during his tenure on the Board of Directors of the Company.

	(b)	Business Address:	Joe Costello 2880 Lakeside Drive, Suite 250 Santa Clara, CA 95054
	(c)	Mr. Costello is president, CEO, and Chairman of Think3, Inc., 2880 Lakeside Drive, Suite 250, Santa Clara, CA 95054, and Chairman of the Board of Directors of the Company.
	(d)	Mr. Costello has not been convicted in a criminal proceeding in the past five years.
	(e)	Mr. Costello has not been a party to civil or administrative proceedings regarding activities subject to Federal or State securities laws in the past five years.
	(f)	Mr. Costello is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
The securities with respect to which this Schedule 13D is filed were purchased using personal funds.

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

Mr. Costello acquired the shares, warrants and options for investment purposes. Depending on the factors discussed herein, Mr. Costello may, from time to time, investigate, evaluate, discuss, negotiate or agree to acquire and so acquire additional shares of common stock or other equity securities of the Company in the open market, in privately negotiated transactions from the Company or third parties, or otherwise and/or investigate, evaluate, discuss, negotiate or agree to sell, exchange or dispose of and so sell, exchange or dispose of all or a portion of the common stock or common stock issued upon exercise of the warrants or options in the open market, in privately negotiated transactions, in change of control transactions or otherwise. Any actions Mr. Costello might undertake will be dependent upon his review of numerous factors, including, among other things, the following: the price levels of the common stock; general market and economic conditions; ongoing evaluation of the Company's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth above, Mr. Costello has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)

Mr. Costello owns 5,016,096 shares of the 38,794,014 shares of Common Stock outstanding as of October 3, 2002.  Mr. Costello also has the right to receive 1,489,723 shares that may issued upon exercise of warrants, and 552,000 shares that may be issued within 60 days of filing this schedule upon exercise of options.  Mr. Costello’ shares, warrants and options represent 17.3% of the Common Stock.

	(b)	Mr. Costello controls sole voting power and sole power of disposition over 7,057,819 shares of Common Stock.
(c)

No transaction in Common Stock was effected by Mr. Costello within the past 60 days.  On January 31, 2002, Mr. Costello purchased 626,504 shares of Common Stock at a purchase price of $0.479 per share, or an aggregate purchase price of Three Hundred Thousand Dollars ($300,000).  The purchase price of the common stock was set at 90% of the average of the closing bid prices of the Common Stock on the Nasdaq National Market System for the twenty business days prior to February 1, 2002.  In connection with the purchase of the Common Stock, Mr. Costello was issued a warrant to purchase up to 313,252 shares of Common Stock at an exercise price of $0.599 per share.  The exercise price of the warrant represents 125% of the average of the closing bid prices of the Common Stock on the Nasdaq National Market System for the twenty business days prior to February 1, 2002.

	(d)	No person other than Mr. Costello has the right to receive or direct dividends from, or proceeds from the sale of, the Common Stock.
	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	10-8-02

Signature	/s/ Joseph B. Costello

Name/Title	Joseph B. Costello

Typed Name